SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

United American Healthcare Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,236
	8	SHARED VOTING POWER 1,044,483
	9	SOLE DISPOSITIVE POWER 425,236
	10	SHARED DISPOSITIVE POWER 1,044,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 619,247
	8	SHARED VOTING POWER 1,044,483
	9	SOLE DISPOSITIVE POWER 619,247
	10	SHARED DISPOSITIVE POWER 1,044,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / ILIAD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,044,483
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,044,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 90934C105
1	NAMES OF REPORTING PERSONS / FIFE TRADING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,044,483
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,044,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 24, 2009, (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 1,044,483 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons was $986,903 (including commissions). The source of funding for the purchase of these Shares was the personal funds of Mr. Fife.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended to restate the first two paragraphs in their entirety and amend Item 5(c) to add additional purchases of Shares as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,044,483 Shares, representing approximately 12.83% of the Issuer’s outstanding Shares (based upon the 8,137,903 Shares stated to be outstanding as of November 10, 2009, by the Issuer in Issuer’s Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009).

(b) Mr. Fife has sole voting power and sole dispositive power with regard to 425,236 Shares. Iliad has sole voting and sole dispositive power with regard to 619,247 Shares. All Reporting Persons have shared voting power and shared dispositive power with regard to 1,044,483 Shares.

(c) The following table sets forth all transactions with respect to Shares by any of the Reporting Persons since the filing of the Initial 13D. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price per Share (U.S.$)

FIFE	11/24/2009	100	0.94
	11/30/2009	1200	0.92
	12/1/2009	16000	0.955
	12/2/2009	60562	0.9894
	12/3/2009	15200	0.9899
ILIAD RESEARCH AND TRADING, L.P.	11/24/2009	5875	0.95
	11/25/2009	2800	0.93
	11/27/2009	22400	0.9467
	12/1/2009	11094	0.9471
	12/9/2009	14599	0.97
	12/10/2009	53320	1.00

Errata:	A purchase of 2,500 Shares made by Mr. Fife on October 6, 2009 at .91¢ per Share was inadvertently omitted from the Initial 13D.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 14, 2009

/S/ JOHN M. FIFE
Name:	John M. Fife

Iliad Research and Trading, L.P.
By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC
By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of December, 2009.

/s/ John M. Fife
Name:	John M. Fife

Iliad Research and Trading, L.P.
By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

Iliad Management, LLC
By:	Fife Trading, Inc., its manager

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

Fife Trading, Inc.

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory